Exhibit 12.1

Computation of Earnings to Fixed Charges Ratio
(in thousands, except ratios)

Canadian GAAP and IFRS

	Three months ended	Year ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
	IFRS			Canadian GAAP

Earnings:
Earnings (loss) from continuing operations before income taxes	(94,782)	(134,483)	(146,472)	(964,177)	320,498	39,152
Add: Fixed charges	30,228	117,766	101,205	119,839	146,669	157,785
Subtract: Capitalized interest	(2,892)	(8,639)	(397)	—	—	—
Total Earnings	(67,446)	(25,356)	(45,664)	(844,338)	467,167	196,937

Fixed charges:
Interest expense (cash and non-cash)	27,336	109,127	100,808	119,839	146,669	157,785
Capitalized interest	2,892	8,639	397	—	—	—
Total fixed charges	30,228	117,766	101,205	119,839	146,669	157,785

Earnings to fixed charges	-2.23	-0.22	-0.45	-7.05	3.19	1.25
Deficiency	97,674	143,122	146,869	964,177	n/a	n/a

Computation of Earnings to Fixed Charges Ratio
(in thousands, except ratios)
Cont’d

US GAAP

	Year ended December 31,
	2009	2008	2007
Earnings:
Earnings (loss) under U.S. GAAP Adjust for:	(641,906)	(1,343,337)	159,194
FIT (expense) recovery adj per US GAAP Rec.	23,914	112,372	91,626
FIT expense (recovery) per CDN GAAP	(28,035)	108,560	65,802
Large corporation tax and other tax per CDN GAAP	(509)	(81)	(974)
Pre-tax income from continuing operations before income/loss from equity investment	(694,364)	(1,347,230)	132,396
Add: Fixed charges	109,650	139,299	154,043
Total Earnings	(584,714)	(1,207,931)	286,439

Fixed charges:
Interest expense (cash and non-cash)	119,839	146,669	157,785
US GAAP adjustments:
Remove CDN GAAP non-cash interest expense on convertible debentures	(13,612)	(10,688)	(6,371)
Remove CDN GAAP non-cash interest expense on senior notes	(1,992)	(1,397)	(842)
Add US GAAP amortization of deferred financing charges	5,415	4,715	3,471
Total fixed charges	109,650	139,299	154,043

Earnings to fixed charges	—	—	1.86
Deficiency	694,364	1,347,230	n/a